SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 6)


                            GOLDEN TELECOM, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)


                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 38122G107
--------------------------------------------------------------------------------
                               (CUSIP Number)



                              NAOMI KOBAYASHI
               CAPITAL INTERNATIONAL GLOBAL EMERGING MARKETS
                         PRIVATE EQUITY FUND, L.P.
                      C/O CAPITAL INTERNATIONAL, INC.
                        11100 SANTA MONICA BOULEVARD
                                 15TH FLOOR
                       LOS ANGELES, CALIFORNIA 90025
                               (310) 996-6000
--------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                              JANUARY 17, 2006
--------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or
                 240.13d-1(g), check the following box. |_|

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               CAPITAL INTERNATIONAL GLOBAL EMERGING MARKETS PRIVATE
               EQUITY FUND, L.P.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      |_|
                                                                (b)      |X|*

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
               OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                          |_|

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
--------------------- ------ ---------------------------------------------------
                        7    SOLE VOTING POWER

     NUMBER OF
                                  1,327,046*
       SHARES
                      ------ ---------------------------------------------------
                        8    SHARED VOTING POWER
    BENEFICIALLY
                                  NONE*
      OWNED BY
                      ------ ---------------------------------------------------
        EACH            9    SOLE DISPOSITIVE POWER

     REPORTING
                                  1,327,046*
       PERSON
                      ------ ---------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
        WITH
                                  NONE*
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,327,046*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               |_|

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.6%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
               PN
--------- ----------------------------------------------------------------------

    * See Items 5 and 6 below

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               CAPITAL INTERNATIONAL INVESTMENTS, LLC
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      |_|
                                                                (b)      |X|*

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
               OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                          |_|

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
--------------------- ------- --------------------------------------------------
                        7     SOLE VOTING POWER

     NUMBER OF
                                   1,327,046*
       SHARES
                      ------- --------------------------------------------------
                        8     SHARED VOTING POWER
    BENEFICIALLY
                                   NONE*
      OWNED BY
                      ------- --------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER

     REPORTING
                                   1,327,046*
       PERSON
                      ------- --------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
        WITH
                                   NONE*
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,327,046*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               |_|

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.6%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
               OO - LIMITED LIABILITY COMPANY
--------- ----------------------------------------------------------------------

  * See Items 5 and 6 below

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               CAPITAL INTERNATIONAL, INC.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      |_|
                                                                (b)      |X|*

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
               OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                          |_|

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
               CALIFORNIA
--------------------- ------ ---------------------------------------------------
                        7    SOLE VOTING POWER

     NUMBER OF
                                  1,327,046*
       SHARES
                      ------ ---------------------------------------------------
                        8    SHARED VOTING POWER
    BENEFICIALLY
                                  NONE*
      OWNED BY
                      ------ ---------------------------------------------------
        EACH            9    SOLE DISPOSITIVE POWER

     REPORTING
                                  1,327,046*
       PERSON
                      ------ ---------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
        WITH
                                  NONE*
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,327,046*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               |_|

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.6%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
               CO; IA
--------- ----------------------------------------------------------------------

    * See Items 5 and 6 below

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               CAPITAL GROUP INTERNATIONAL, INC.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      |_|
                                                                (b)      |X|*

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
               OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                          |_|

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
               CALIFORNIA
------------------- ------ -----------------------------------------------------
                      7    SOLE VOTING POWER

    NUMBER OF
                                1,327,046*
      SHARES
                    ------ -----------------------------------------------------
                      8    SHARED VOTING POWER
   BENEFICIALLY
                                NONE*
     OWNED BY
                    ------ -----------------------------------------------------
       EACH           9    SOLE DISPOSITIVE POWER

    REPORTING
                                1,327,046*
      PERSON
                    ------ -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
       WITH
                                NONE*
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,327,046*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               |_|

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.6%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
               HC; CO
--------- ----------------------------------------------------------------------

    * See Items 5 and 6 below

INTRODUCTORY STATEMENT

     This Amendment No. 6 amends and supplements the Schedule 13D originally filed on December 27, 1999 by Capital International Global Emerging Markets Private Equity Fund, L.P. ("CIPEF"), Capital International Investments, LLC ("Capital Investments"), Capital International, Inc. ("Capital International") and Capital Group International, Inc. ("CGII" and, together with CIPEF, Capital Investments and Capital International, the "Reporting Parties"), as amended by Amendment No. 1 on Schedule 13D/A filed by the Reporting Parties on April 12, 2001, Amendment No. 2 on
Schedule 13D/A filed by the Reporting Parties on May 11, 2001, Amendment No. 3 on Schedule 13D/A filed by the Reporting Parties on September 10, 2002, Amendment No. 4 on Schedule 13D/A filed by the Reporting Parties on August 22, 2003, and Amendment No. 5 on Schedule 13D/A filed by the Reporting Parties on September 20, 2005 with respect to the shares of common stock, par value $.01 per share (the "Common Stock") held by CIPEF in Golden Telecom Inc., a Delaware corporation ("Golden Telecom").

     The address of the principal executive office of Golden Telecom is c/o Representation Office Golden Teleservices, Inc., 1 Kozhevnichesky Proezd, Moscow, Russia 115114.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

     Item 5(a) is hereby amended by deleting the first two paragraphs and replacing them with the following:

     (a)(i) As of November 8, 2005, as reported by Golden Telecom in its Quarterly Report on Form 10-Q dated November 8, 2005, there were an aggregate of 36,425,990 shares of Common Stock outstanding. As of the date hereof, CIPEF beneficially owns 1,327,046 shares of Common Stock, representing approximately 3.6% of the outstanding shares of Common Stock.

     Due to their relationship with CIPEF (see Item 2), as of the date hereof, Capital International, Capital Investments and CGII may be deemed to beneficially own 1,327,046 shares of Common Stock. Based on an aggregate of 36,425,990 outstanding shares of Common Stock, this represents approximately 3.6% of the outstanding shares of Common Stock. Each of Capital Investments, Capital International and CGII disclaims beneficial ownership of all Common Stock beneficially owned by CIPEF.

     Item 5(a) is further amended by deleting the fourth paragraph and replacing it with the following:

     Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of RTK, Alfa Telecom, Telenor, Cavendish and First NIS Fund for information regarding such entities, their respective beneficial ownership of shares of Common Stock and any changes to such respective beneficial ownership of shares of Common Stock. To the best of the Reporting Parties' knowledge, each of RTK, Alfa Telecom, Telenor, Cavendish, and First NIS Fund, respectively, may be deemed to beneficially own the following numbers and percentages of the outstanding shares of Common Stock, in each case as reported in Golden Telecom's 2005 Proxy Statement, as filed with the Securities and Exchange Commission on April 28, 2005: RTK - 4,024,067 (11.0%); Alfa Telecom - 10,731,707 (29.5%); Telenor - 7,369,972 (20.2%);
Cavendish - 1,803,212 (4.9%); and First NIS Fund - 706,463 (1.9%). To the
best of the Reporting Parties' knowledge, as of the date hereof, RTK, Alfa Telecom, Telenor, Cavendish, First NIS Fund and CIPEF, in the aggregate, but not individually, may be deemed to beneficially own 25,962,467 shares of Common Stock (71.3%). Each of the Reporting Parties disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, Telenor, Cavendish and First NIS Fund, and the filing of this Statement shall not be construed as an admission that any of the Reporting Parties or any other person named in Item 2 hereof forms a "group" with (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5 under such Act), or is the beneficial owner of any shares of Common Stock beneficially owned by, RTK, Alfa Telecom, Telenor, Cavendish or First NIS Fund.

     Item 5(b) is hereby amended by deleting the entire text therein and replacing it with the following:

     (b) CIPEF may be deemed to have sole power to vote or direct the voting of, and to dispose or direct the disposition of, the 1,327,046 shares of Common Stock beneficially owned by CIPEF. As noted above, each of Capital International, Capital Investments and CGII disclaims beneficial ownership of all shares beneficially owned by CIPEF.

     Under the Successor Shareholders Agreement, CIPEF agreed to take all action (including without limitation the voting of shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors, the waiving of notice and attendance at meetings, the amendment of Golden Telecom's by-laws and the like) necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the Successor Shareholders Agreement in accordance with the terms of such provisions, for a period that ended on December 1, 2005. As noted above, each of the Reporting Parties disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, Telenor, Cavendish and First NIS Fund.

     Item 5(c) is hereby amended by deleting the second paragraph and replacing it with the following:

     CIPEF sold the following shares of Common Stock within the last 60 days under a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 (see Item 6 for a description of the Sales Plan).

         DATE                    NO. OF SHARES             PRICE PER SHARE
         ----                    -------------             ---------------

      12/09/2005                     13,700                      $28
      12/12/2005                     19,005                      $28
      12/14/2005                     3,300                       $28
      01/11/2006                      200                      $28.04
      01/11/2006                      100                      $28.02
      01/11/2006                     5,100                       $28
      01/12/2006                      202                      $28.35
      01/12/2006                       5                       $28.34
      01/12/2006                      300                      $28.33
      01/12/2006                      500                      $28.32
      01/12/2006                      300                      $28.31
      01/12/2006                      400                       $28.3
      01/12/2006                     3,091                     $28.07
      01/12/2006                      704                      $28.06
      01/12/2006                      900                      $28.05
      01/12/2006                     9,402                     $28.04
      01/12/2006                     5,300                     $28.03
      01/12/2006                     2,650                     $28.02
      01/12/2006                     5,200                     $28.01
      01/12/2006                    103,746                      $28
      01/13/2006                      500                       $28.3
      01/13/2006                      900                      $28.29
      01/13/2006                      200                      $28.22
      01/13/2006                     1,060                     $28.21
      01/13/2006                     5,000                     $28.19
      01/13/2006                     4,900                     $28.17
      01/13/2006                     13,900                    $28.15
      01/13/2006                      100                      $28.12
      01/13/2006                      800                       $28.1
      01/13/2006                     1,308                     $28.09
      01/13/2006                     1,992                     $28.08
      01/13/2006                     1,300                     $28.07
      01/13/2006                      200                      $28.06
      01/13/2006                      200                      $28.05
      01/13/2006                      269                      $28.04
      01/13/2006                      300                      $28.03
      01/13/2006                      400                      $28.02
      01/13/2006                     2,000                     $28.01
      01/13/2006                     26,571                      $28
      01/17/2006                     1,088                      $28.7
      01/17/2006                      100                      $28.66
      01/17/2006                     3,626                     $28.65
      01/17/2006                      300                      $28.64
      01/17/2006                      200                      $28.62
      01/17/2006                      200                      $28.61
      01/17/2006                     3,130                      $28.6
      01/17/2006                      100                      $28.56
      01/17/2006                     6,809                     $28.55
      01/17/2006                      600                      $28.54
      01/17/2006                     6,200                     $28.53
      01/17/2006                     20,600                    $28.52
      01/17/2006                     6,570                     $28.51
      01/17/2006                     24,220                     $28.5
      01/17/2006                      200                      $28.49
      01/17/2006                      300                      $28.48
      01/17/2006                      677                      $28.47
      01/17/2006                      500                      $28.46
      01/17/2006                     1,200                     $28.45
      01/17/2006                      100                      $28.41
      01/17/2006                      700                       $28.4
      01/18/2006                       73                      $28.57
      01/18/2006                     4,824                     $28.55
      01/18/2006                     1,300                     $28.52
      01/18/2006                     11,100                    $28.51
      01/18/2006                     24,286                    $28.50
      01/18/2006                     2,917                     $28.45
      01/18/2006                     1,600                     $28.43
      01/18/2006                      499                      $28.42
      01/18/2006                      101                      $28.41
      01/18/2006                      400                      $28.40
      01/18/2006                      200                      $28.38
      01/18/2006                      100                      $28.31
      01/18/2006                      100                      $28.30
      01/18/2006                       80                      $28.28


ITEM 6.   Contracts, Arrangements, Understandings or Relationships With
          -------------------------------------------------------------
          Respect to Securities of the Issuer
          -----------------------------------

     Item 6 is hereby further amended by adding the following paragraph (f) after existing paragraph (e).

     (f) The Sales Plan was amended on November 21, 2005, to extend its term until February 28, 2006 and to permit CIPEF to sell up to an additional 500,000 shares.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2006

                                   CAPITAL GROUP INTERNATIONAL, INC.


                                   By: /s/ Peter C. Kelly
                                      -------------------------------------
                                      Name:  Peter C. Kelly
                                      Title: Secretary

                                   CAPITAL INTERNATIONAL, INC.


                                   By: /s/ Mark E. Brubaker
                                      -------------------------------------
                                      Name:  Mark E. Brubaker
                                      Title: Vice President


                                   CAPITAL INTERNATIONAL INVESTMENTS, LLC
                                   By:  Capital International, Inc.
                                   Its: Managing Member


                                   By: /s/ Mark E. Brubaker
                                      -------------------------------------
                                      Name:  Mark E. Brubaker
                                      Title: Vice President


                                   CAPITAL INTERNATIONAL GLOBAL EMERGING
                                   MARKETS PRIVATE EQUITY FUND, L.P.
                                   By:  Capital International Investments, LLC
                                   Its: General Partner

                                   By:  Capital International, Inc.
                                   Its: Managing Member


                                   By: /s/ Mark E. Brubaker
                                      -------------------------------------
                                      Name:  Mark E. Brubaker
                                      Title: Vice President

EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

99.1           Subscription Agreement*

99.2           Shareholders and Registration Rights Agreement*

99.3 Share Purchase Agreement, dated April 2, 2001, among Global TeleSystems, Inc., a Delaware corporation, Alfa Bank Holdings Limited, a company incorporated in the British Virgin Islands, Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership, Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey, and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg**

99.4 Stock Option Agreement, dated as of May 11, 2001, between Capital International Global Emerging Markets Private Equity Fund, L.P. and Global TeleSystems Europe Holdings B.V.****

99.5           Standstill Agreement, dated as of March 31, 2001***

99.6 Amendment, dated as of May 11, 2001, to Shareholders and Registration Rights Agreement****

99.7           Shareholders Agreement dated as of May 11, 2001****

99.8           Agreement among Reporting Parties in respect of Schedule 13D
               Filing***

99.9           Shareholders Agreement, dated as of September 5, 2002*****

99.10          Standstill Agreement, dated as of September 5, 2002*****

99.11          Shareholders Agreement, dated as of August 19, 2003******

99.12          Standstill Agreement, dated as of August 19, 2003******

99.13          Registration Rights Agreement, dated as of August 19,
               2003******


* Incorporated by reference to the Schedule 13D of the Reporting Parties dated December 27, 1999 (EDGAR Accession No.
          0000895345-99-000575).

**        Incorporated by reference to the Schedule 13D of Global
          TeleSystems, Inc., dated April 5, 2001(EDGAR Accession No. 0000950129-01-001961).

*** Incorporated by reference to the amended Schedule 13D/A of the Reporting Parties dated April 12, 2001 (EDGAR Accession No. 0000895345-01-500046).

**** Incorporated by reference to the amended Schedule 13D/A of the Reporting Parties dated May 22, 2001 (EDGAR Accession No. 0000895345-01-500175).

***** Incorporated by reference to the amended Schedule 13D/A of the Reporting Parties dated September 10, 2002 (EDGAR Accession No. 0000895345-02-000493).

****** Incorporated by reference to the amended Schedule 13D/A of the Reporting Parties dated August 22, 2003 (EDGAR Accession No. 0000895345-03-000570).

                                 SCHEDULE I
                    DIRECTORS AND EXECUTIVE OFFICERS OF
                        CAPITAL INTERNATIONAL, INC.,
                   CAPITAL GROUP INTERNATIONAL, INC. AND
                   CAPITAL INTERNATIONAL INVESTMENTS, LLC

          The name, present principal occupation or employment, the business address and citizenship for each director and executive officer of Capital International, Inc. ("Capital International"), Capital Group International, Inc. ("CGII") and Capital International Investments, LLC ("Capital Investments") is set forth below.

                                  Present Principal Occupation or
                                  -------------------------------
        Name and Business                   Employment                      Business Address               Citizenship
        ------------------                  -----------                     -----------------              -----------

Capital International
---------------------
Walter P. Stern                     Senior Management                   630 5th Avenue, 36th Fl               U.S.A.
                                                                        New York, New York  10111-0121

David I. Fisher                     Portfolio Manager                   11100 Santa Monica Boulevard,         U.S.A.
                                                                        15th Floor
                                                                        Los Angeles, CA  90025-3384

Shaw B. Wagener                     Portfolio Manager                   333 S. Hope Street                    U.S.A.
                                                                        Los Angeles, CA  90071-1406

Philip de Toledo                    Principal Financial Officer         11100 Santa Monica Boulevard,         U.S.A.
                                                                        15th Floor
                                                                        Los Angeles, CA  90025-3384

Koenraad C. A. Foulon               Portfolio Manager                   40 Grosvenor Place                   Belgium
                                                                        London, England  SW1X 7GG

Peter C. Kelly                      Attorney                            11100 Santa Monica Boulevard,         U.S.A.
                                                                        15th Floor
                                                                        Los Angeles, CA  90025-3384

Victor D. Kohn                      Portfolio Manager                   11100 Santa Monica Boulevard,         Chile
                                                                        15th Floor
                                                                        Los Angeles, CA  90025-3384

Lam Nguyen-Phuong                   Private Equity Research Director    1 Raffles Place                       U.S.A.
                                                                        #24-00 OUB Centre
                                                                        Singapore  0104

Carl Kawaja                         Portfolio Manager                   One Market, Steuart Tower             Canada
                                                                        Suite 1800
                                                                        San Francisco, CA  94105-1409

Mike Felix                          Accounting & Operations             135 South State College Blvd.         U.S.A.
                                                                        Brea, CA 92821-5823

CGII
----
David I. Fisher                     Portfolio Manager                   11100 Santa Monica Boulevard,         U.S.A.
                                                                        15th Floor
                                                                        Los Angeles, CA  90025-3384

Philip de Toledo                    Principal Financial Officer         11100 Santa Monica Boulevard,         U.S.A.
                                                                        15th Floor
                                                                        Los Angeles, CA  90025-3384

Walter P. Stern                     Senior Management                   630 5th Avenue, 36th Fl               U.S.A.
                                                                        New York, New York  10111-0121


Antonio Vegezzi                     Senior Management                   28, Boulevard du Pont D'Arve       Switzerland
                                                                        1205 Geneva, Switzerland

Nilly Sikorsky                      Portfolio Manager                   3 Place des Bergues                Switzerland
                                                                        1201 Geneva, Switzerland

Robert Ronus                        Senior Management                   333 South Hope Street                 U.S.A.
                                                                        Los Angeles, CA  90071-1447

Shaw B. Wagener                     Portfolio Manager                   333 S. Hope Street                    U.S.A.
                                                                        Los Angeles, CA  90071-1406

Peter C. Kelly                      Attorney                            11100 Santa Monica Boulevard,         U.S.A.
                                                                        15th Floor
                                                                        Los Angeles, CA  90025-3384

Michael D. Beckman                  Senior Business Manager             333 S. Hope Street                    U.S.A.
                                                                        Los Angeles, CA  90071-1406

Capital Investments
-------------------
Koenraad C. A. Foulon               Portfolio Manager                   40 Grosvenor Place                   Belgium
                                                                        London, England  SW1X 7GG